Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT
1.	Name and Address of Company
Pan American Silver Corp. (“Pan American”)
Suite 1500 – 625 Howe Street
Vancouver, BC V6C 2T6
2.	Date of Material Change
February 22, 2019
3.	News Release
Pan American and Tahoe Resources Inc. (“Tahoe”) disseminated a news release in respect of the material change on February 22, 2019 via CISION (Canada News Wire). The news release was filed on SEDAR on February 22, 2019.
4.	Summary of Material Change
Pan American and Tahoe announced that they have completed the previously announced transaction (the “Arrangement”) whereby Pan American acquired all of the issued and outstanding shares of Tahoe.
5.1	Full Description of Material Change
Pan American and Tahoe announced that they completed the previously announced Arrangement. Pursuant to the Arrangement, Tahoe shareholders had the right to elect to receive either US$3.40 in cash (the “Cash Election”) or 0.2403 of a Pan American share (the “Share Election”) for each Tahoe share, subject in each case to proration based on a maximum cash consideration of US$275 million and a maximum number of Pan American shares issued of 56.0 million. Tahoe shareholders who did not make an election by the deadline of 4:30 pm EST on January 3, 2019 were deemed to have made the Share Election.
Under the terms of the Arrangement, Tahoe and 0799714 B.C. Ltd. (“Subco”), a wholly owned subsidiary of Pan American, amalgamated to form an entity (“Amalco”) with the same name as Subco. Amalco is a wholly owned subsidiary of Pan American.
Results of elections by Tahoe Shareholders
The following elections were made:
●	holders of 23,661,084 Tahoe shares made the Cash Election; and
●	holders of 290,226,406 Tahoe shares made, or were deemed to have made, the Share Election.
Since the aggregate number of Tahoe shares in respect of which Cash Elections were made was less than the Aggregate Cash Consideration (as defined in the Arrangement agreement dated as of November 14, 2018 among Pan American, Tahoe and 0799714 B.C. Ltd.), holders of Tahoe shares who made or were deemed to have made the Share Election were subject to pro-ration in the manner described in Tahoe’s management information circular dated December 4, 2018 and will receive consideration per Tahoe share of approximately 19.7% in cash (US$0.67) and approximately 80.3% in Pan American shares (0.1929 of a Pan American share). Tahoe shares in respect of which Cash Elections were made will receive all cash consideration.
In addition, Tahoe shareholders received contingent consideration in the form of one contingent value right (“CVR”) for each Tahoe share. Each CVR will be exchanged for 0.0497 of a Pan American share upon first commercial shipment of concentrate following restart of operations at the Escobal mine. The CVRs are transferable and have a term of 10 years.
In aggregate, Pan American will pay US$275 million in cash and issue 55,990,512 Pan American shares and 313,887,490 CVRs to Tahoe shareholders under the Arrangement. Upon closing of the Arrangement, existing Pan American and former Tahoe shareholders owned approximately 73% and 27% of Pan American, respectively. Upon satisfaction of the payment conditions under the terms of the CVRs, Pan American and Tahoe shareholders will own approximately 68% and 32%, respectively, of the combined company (based upon the number of Pan American shares outstanding as at February 22, 2019).
C. Kevin McArthur and Charles A. Jeannes appointed to Pan American Board
Under the Arrangement, Tahoe was entitled to nominate two of its directors to join Pan American’s Board of Directors. Tahoe has nominated Messrs. C. Kevin McArthur and Charles A. Jeannes. Effective February 22, 2019, Messrs. C. Kevin McArthur and Charles A. Jeannes joined Pan American’s Board of Directors.
Delisting of Tahoe shares
The shares of Tahoe were delisted from the Toronto Stock Exchange as of the closing of the market on February 26, 2019 and are expected to be delisted from the New York Stock Exchange effective as of the closing of the market on March 4, 2019, subject to the approval of the New York Stock Exchange. Pan American has applied for Amalco to cease to be a reporting issuer under applicable Canadian securities laws and will file to suspend Tahoe’s reporting obligations under U.S. securities laws.
Increase to, and drawdown under, Pan American’s revolving credit facility
Pan American also announced that it has amended and extended its revolving credit facility led by The Bank of Nova Scotia and the Canadian Imperial Bank of Commerce as Joint Lead Arrangers and Joint Bookrunners. The facility has been increased by US$200 million to US$500 million, and matures on February 1, 2023. At Pan American’s option, amounts can be drawn under the revolving facility and will incur interest based on Pan American’s leverage ratio at either (i) LIBOR plus 1.875% to 2.750% or; (ii) The Bank of Nova Scotia’s Base Rate on U.S. dollar denominated commercial loans plus 0.875% to 1.750%. Undrawn amounts under the revolving facility are subject to a stand-by fee of 0.4219% to 0.6188% per annum, dependent on Pan American’s leverage ratio.
Pan American has drawn down US$301 million under the facility under LIBOR-based interest rates to fund, in part, the cash purchase price under the Arrangement and to repay, in full, and cancel Tahoe’s second amended and restated revolving facility, under which US$125 million had been drawn.

5.2	Disclosure for Restructuring Transaction
Not applicable.
6.	Reliance on subsection 7.1(2) of National Instrument 51-102
This report is not being filed on a confidential basis.
7.	Omitted Information
There are no significant facts required to be disclosed herein which have been omitted.
8.	Executive Officer
For further information, please contact:
Name:	Delaney Fisher
Officer:	VP Legal Affairs and Corporate Secretary
Telephone:	(604) 684-1175

9.	Date of Report
March 4, 2019